UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 14, 2004

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☐  No ☒

SIGNATURES

Documents Furnished By the Registrant

1. Press Release of the Registrant dated January 7, 2004

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: January 14, 2004	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Commonwealth Bank
Commonwealth Bank of Australia
ACN 123 123 124

Secretariat

GPO Box 2719	Telephone (02) 9378-3546	J D Hatton
Sydney NSW 1155	Facsimile (02) 9378-3317	Company Secretary

7 January, 2004

Commonwealth Bank of Australia 2004 Calendar

The following is an outline of the Bank’s 2004 financial calendar.

Interim result and interim dividend announced: 11 February 2004 (Wednesday)
Ex-dividend date: 16 February 2004 (Monday)
Record date: 20 February 2004 (Friday)
Interim dividend payment date: 30 March 2004 (Tuesday)

Final result and final dividend announced: 11 August 2004 (Wednesday)
Ex-dividend date: 16 August 2004 (Monday)
Record date: 20 August 2004 (Friday)
Final dividend payment date: 24 September 2004 (Friday)

Annual General Meeting: 5 November 2004

The specified dates may be altered by the Bank should circumstances require.

Yours faithfully

/s/ John Hatton

John Hatton